Exhibit 3.1.1

CERTIFICATE OF AMENDMENT

TO THE

RESTATED CERTIFICATE OF INCORPORATION

OF

NETLOGIC MICROSYSTEMS, INC.

The undersigned, Ronald S. Jankov and Roland B. Cortes, hereby certify that:

1. They are the duly elected and acting President and Secretary, respectively, of NetLogic Microsystems, Inc., a Delaware corporation (the “Company”).

2. The Certificate of Incorporation of this Company was originally filed with the Secretary of State of Delaware on April 7, 1997. The current Restated Certificate of Incorporation of this Company was filed with the Secretary of State of Delaware on April 16, 2004.

3. The amendment to the Company’s Restated Certificate of Incorporation set forth below was duly adopted by this Company’s Board of Directors and stockholders in accordance with the applicable provisions of Sections 228 and 242 of the Delaware General Corporation Law.

4. Section A of Article IV of the Company’s Restated Certificate of Incorporation is amended and restated in its entirety to read as follows:

(A) Classes of Stock. The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is One Hundred Eighteen Million (118,000,000) shares, each with a par value of $0.01 per share. Seventy-five Million (75,000,000) shares shall be Common Stock and Forty-three Million (43,000,000) shares shall be Preferred Stock. Upon the effectiveness of this Certificate of Amendment following its filing with the Secretary of State of the state of Delaware (the “Effective Time”), each share of Common Stock issued and outstanding or held in treasury immediately prior to the Effective Time (“Old Common Stock”) shall automatically, without any action on part of the holder thereof, be split up, reclassified and combined (the “Reverse Split”) into one-fourth ( 1/4th) of one share of the Corporation’s common stock, par value $0.01 per share (“Common Stock”). The total number of shares of authorized capital stock of the Corporation set forth above sets forth the total authorized shares of the Corporation after giving effect to the Reverse Split. In lieu of any fractional shares to which a holder would otherwise be entitled, the Corporation shall pay cash equal to such fractional share amount multiplied by the fair market value of such fractional share as determined in good faith by the Board of Directors of the Corporation. Each holder of a certificate(s) which immediately prior to the Effective Time represented outstanding shares of Old Common Stock (each, an “Old Certificate”) shall, from and after the Effective Time, be entitled to receive, upon surrender of such Old Certificate(s) to the Corporation’s transfer agent for cancellation, a certificate(s) representing the shares of Common Stock into which the shares of Old Common Stock formerly represented by such Old Certificate(s) so surrendered are reclassified and combined under the terms hereof.

5. Subsection 3(b) of Section B of Article IV of the Company’s Restated Certificate of Incorporation is amended and restated in its entirety to read as follows:

(b) Automatic Conversion.

(i) Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the then applicable Conversion Price at the time in effect for such share immediately upon the earlier of (i) except as provided below in Section 3(c), the Corporation’s sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), the public offering price of which is not less than $10.00 per share (after giving effect to the Reverse Split and appropriately adjusted for any subsequent stock split, dividend, combination or other recapitalization) and which results in aggregate cash proceeds to the Corporation of $20,000,000 or (ii) the date specified by written consent or agreement of the holders of at least two-thirds of the then outstanding shares of Preferred Stock, voting together as a single class.

(ii) In the case of an automatic conversion pursuant to this subsection 3(b) of Section B of Article IV, the outstanding shares of Preferred Stock shall be converted automatically without further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent, and such conversion shall be effective immediately prior to the closing of such public offering; provided, that the Corporation shall not be obligated to issue to any holder certificates evidencing the shares of Common Stock issuable upon such conversion unless certificates evidencing such shares of Preferred Stock are delivered either to the Corporation or any transfer agent of the Corporation.

(iii) All certificates evidencing shares of Preferred Stock which are required to be surrendered for conversion in accordance with the provisions hereof shall, from and after the date such certificates are so required to be surrendered, be deemed to have been retired and canceled and such shares of Preferred Stock represented thereby converted into Common Stock for all purposes, notwithstanding the failure of the holder or holders thereof to surrender such certificates on or prior to such date. The Corporation may thereafter take such appropriate action as may be necessary to reduce the authorized Preferred Stock accordingly.

(iv) The Corporation will provide notice of any automatic conversion of outstanding shares of Preferred Stock to holders of record as soon as practicable after the conversion; provided, however, that the Corporation may satisfy such notice requirement by providing such notice prior to conversion. Such notice shall be provided by mailing notice of such conversion first class postage prepaid, to each holder of record of Preferred Stock, at such holder’s address as it appears on the transfer books of the Corporation; provided, however, that no failure to give such notice or any defect therein shall affect the validity of the automatic conversion of any shares of Preferred Stock.

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be signed by its President and attested to by its Secretary on June 10, 2004.

/s/ Ronald S. Jankov
Ronald S. Jankov, President

/s/ Roland B. Cortes
Roland B. Cortes, Secretary

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